

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 30, 2006

Mr. Norbert Sporns
Chief Executive Officer and President
HQ Sustainable Maritime Industries, Inc.
Melbourne Towers
1511 Third Avenue, Suite 788
Seattle, WA 98101

> **Re:** **HQ Sustainable Maritime Industries, Inc.**
> **Form 8-K, Item 4.02(a) filed November 3, 2006**
> **File No. 0-18980**

Dear Mr. Sporns:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant

cc: Sandy Eisen